August 25, 2015

Via EDGAR
Mr. Eric McPhee
Senior Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rouse Properties, Inc.
Form 10-K
Filed March 9, 2015
File No. 001-35287

Dear Mr. McPhee:

I am writing on behalf of Rouse Properties, Inc. (the “Company”, “we”, or “our”) in response to comments of the Office of Real Estate and Commodities of the Securities and Exchange Commission (the “Commission”) contained in your correspondence dated August 12, 2015. The headings and page numbers below from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 correspond to the headings and page numbers referenced in your letter. In addition, for your convenience, I have reproduced your comments in this letter and included our responses directly below each comment.

Form 10-K for the year ended December 31, 2014

Item 6. Selected Financial Data
Funds from Operations and Core Funds from Operations, page 33

1.
We note that you have made an adjustment for Non-controlling interest in your calculation of FFO, but this adjustment is not discussed in your above definition. Please clarify what this adjustment is for and revise your definition in future filings to address this adjustment.

Response:  The adjustment shown in our calculation of FFO for the Non-controlling interest is related to our joint venture partners’ interests in an investment in real estate that we have consolidated in accordance with GAAP. In future Exchange Act periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2015, we will clarify the disclosure regarding our definition of FFO and Core FFO by adding the following:  “The Company also adjusts for the portion of consolidated net income (loss) applicable to non-controlling interests of joint venture partners to reflect FFO attributable to the Company’s common shareholders.” In addition, we will change the captions for FFO and Core FFO in the reconciliation from the Consolidated and Combined Net income (loss) as computed in accordance with GAAP to FFO and Core FFO to “FFO attributable to the Company’s common shareholders” and “Core FFO attributable to the Company’s common shareholders”.

Item 15. Exhibits and financial statement schedules, page 53
Consolidated and combined statements of operations and comprehensive loss, page 57

2.
We note that you have included dividends declared per common share on the face of your consolidated and combined statements of operations and comprehensive loss. Please tell us how your presentation of dividend declared per common share complies with paragraph 5 of ASC 260-10-45.

Response:  While paragraph 5 of ASC 260-10-45 states that certain per-share amounts shall be disclosed only in the notes to financial statements, Rule 10-01(b)(2) of Regulation S-X does require dividends per common share to be presented on the face of interim income statements. In the Minutes of the SEC Regulations Committee Meeting dated March 21, 2014, Section VI (A) addresses this conflict with GAAP in regards to annual financial statements and states, “The SEC Staff noted it will not object to registrants presenting dividends per share on the face of the annual income statement.” Therefore, the Company respectfully notes that it will continue to disclose dividends declared per common share on the face of the Consolidated and Combined Statements of Operations and Comprehensive Income (Loss) in future Exchange Act annual reports.

In connection with the Company’s response to the staff’s comments, the Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at (646) 755-7021 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ John Wain
John Wain
Chief Financial Officer